[UNIVERSAL FOG LETTERHEAD]

April 21, 2006

United States Securities and Exchange Commission

Attn: Mr. John Reynolds, Assistant Director, Office of Emerging Growth Companies

Washington, D.C. 20549

Mail Stop 3561

RE:	Universal Fog, Inc.
Pre-Effective Amendment 2 to Registration Statement on Form SB-2
File Number: 333-128831

Filed: March 10, 2006

Dear Mr. Reynolds:

We are writing in response to your comment letter dated March 28, 2006 regarding the above referenced registration statement. Our responses to your comments follow each of the comments below.

Cover Page of the Prospectus

1. Please reconcile the $25,000 “estimated expenses with Item 25 of Part II of the registration statement.

The disclosure has been revised to address the comment.

Prospectus Summary

2. The disclosure in the first paragraph under The Current Offering is not precisely correct. Selling stockholders who may be considered affiliates of the company are pricing at 50 cents per share for the duration of the offering; others are pricing at 50 cents until a market develops and thereafter at the market price. Please clarify.

The disclosure has been revised to address the comment.

Risk Factors Related to Our Business, page 6

3. In your discussion for risk factor two, please state the consequence if you are not able to refinance the balloon note payment.

The disclosure has been revised to address the comment.

Management’s Discussion and Analysis

Critical Accounting Policies, page 8

4. With respect to our previous comment 11, we note your revision in Management’s Discussion and Analysis on page 8. However this disclosure does not address the content of our previous comment. Please refer to www.sec.gov./rules/interp/33-8350.htm and revise to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements.

The disclosure has been revised to address the comment.

Comparison of the Nine-Month Periods, page 9

5. On the top of page 10, you state you sold 140,000 shares of common stock for $35,000 in May 2005. The statement of stockholders’ equity reflects a sale of 340,000 shares of common stock for $85,000 around such date. Please reconcile these disclosures and revise the document accordingly.

The amended registration statement does not include comparison of nine-month periods. The disclosure will be revised in an amended 10Q filing at a later date.

Liquidity and Capital Resources, page 9

6. We partially reissue comment 7 of our letter dated February 16, 2006. We do not see the 1,008,800 shares sold to unrelated parties for $252,200 discussed in Item 26 of Part II. Please advise or revise.

The disclosure has been revised to address the comment.

7. Some of your transactions are discussed multiple times. Please revise the section to discuss each transaction only once.

The disclosure has been revised to address the comment.

8. Please disclose the amount of cash you received for the shares issued. If you did not receive the cash, please discuss the consideration the company received for the shares and the value of the shares issued.

The disclosure has been revised to address the comment.

9. It is suggested that summary statements of operations data be added to the balance sheet information on page 12.

The disclosure has been revised to address the comment.

Our Business, page 13

10. We partially reissue comment 14 of our letter dated February 16, 2006. Please describe the material terms of the agreements you have with the distributors in Texas and Louisiana and any material contracts should be filed as exhibits.

The disclosure has been revised to address the comment and the distribution agreement has been filed as Exhibit 2.5.

Description of Property, page 17

11. We note your response to prior comment 16. Please clarify whether the difference between the historical cost of $274,000 for the building and land and the $250,562 recorded to APIC is depreciation on the building recorded by Mr. Bontems or some other reconciling item. Revise the footnotes to the financials statements to separately state the historical cost of the land and the historical cost of the building that was received from Mr. Bontetms and the amount of capitalized improvements the company has incurred since acquiring the property. Also, revise to clarify the depreciable lives of each class of depreciable asset. Please note it is generally not appropriate to depreciate land, and the lives used to compute depreciation on improvements should consider the useful lives of the improvements (e.g. roof, fence), which may be less than the life of the related building. Please revise the financial statements as necessary.

The notes have been revised to address the comment. Please also see a more detailed analysis below.

The difference between the historical cost of $274,000 for the building and land and the $250,562 recorded as additional paid-in capital (APIC) is not the depreciation of the building. This difference is actually a combination of items as explained below.

In addition to the original purchase price of the land and building for $274,000 on July 27, 2000, Mr. Bontems incurred and capitalized labor costs of $116,641 from October 2000 through March 2001 for various improvements necessary to prepare the building for use in the Company’s business. These improvements included a mezzanine storage area, the interior offices finish out, a new roof and additional paving of a driveway and related parking area. In addition to this labor cost, the Company incurred $49,342 of building and construction related supplies and materials over the same period of time. As a result, the completed cost of the land, building and improvements totaled $439,983. Since acquiring this property from Mr. Bontems on January 3, 2005, the Company has not capitalized any additional improvement costs.

Because the original purchase contract did not specify an allocation of the purchase price between land and building, an allocation was made based on a contemporaneous property tax statement of Maricopa County which allocated 20% of the total appraised value for property tax purposes to the land. Accordingly, the Company allocated 20% of the above cost to land and the remaining 80% was allocated to the building and improvements. A further allocation between building and improvements was not done because their costs are being depreciated over the same estimated useful life. The above allocation resulted in a cost of $87,997 being assigned to the land and a cost of $351,986 being allocated to the building and improvements.

Next, to arrive at a historical cost at January 3, 2005, the date the land and building was contributed to the Company, depreciation of $38,866 was subtracted from the building and improvements cost resulting in an adjusted historical cost of $313,120. Depreciation was calculated using the straight-line method over an estimated useful life of 40 years.

On January 3, 2005, the adjusted historical cost of the land, buildings and improvements totaled $401,117 with $87,997 being allocated to the historical cost of the land and $313,120 being allocated to the adjusted historical cost of the building and improvements.

The $250,562 amount recorded as an addition to APIC represented the difference between the above total cost of $401,117 and the outstanding balance on the related mortgage payable of $150,555.

Footnotes 1 and 6 have been revised to clarify these points. The Company is not depreciating the cost of the land. It is depreciating the cost of the improvements over the same estimate useful life of the building because the majority of these costs represented direct improvements to the building as opposed to the cost of the paving and fencing. The difference in depreciation of the paving and fencing over 40 years to say 15 years was determine to not be material.

Security Ownership of Certain Beneficial Owners and Management, page 20

12. As previously requested, the percentages in the table should be corrected.

The percentages have been corrected.

13. You state Mr. McKee has transferred 740,000 shares to “new stockholders who he believes will be helpful to UFI in the future”. Please tell us if the shares were issued as a deposit for services. Explain to us the specific reason for the transfer of the shares to the various shareholders and the dates of the transfers.

The disclosure has been revised. Please see footnote 3 to the table.

Selling Stockholders, page 21

14. We note the statement, “[w]e estimate that the aggregate of such costs incurred by UFI will not exceed $5000, not including the costs of the Offering.” We reissue comment 25 of our letter dated February 16, 2006. State the estimated costs of the offering to be paid by the company on behalf of the selling stockholders.

The disclosure has been revised to address the comment.

15. Please explain why Universal Fog is listed as a selling stockholder and how you derived 248,000 shares.

The disclosure has been revised to address the comment, specifically in footnote 4 to the Selling Stockholders table.

16. Please disclose on a supplemental basis the control person(s) of EIFC Service Corp and J.W. & Carmen Callaway.

The control person for EIFC Services Corp is Daniel Boisvert. J.W. and Carmen Callaway are husband and wife.

17. Based on the information in the footnotes to the table, the owners of Kwiktax and Alsan, LLC are the beneficial owners of approximately 6% of the outstanding common stock. They should be added to the security ownership table on page 20.

The disclosure has been revised to address the comment.

Financial Statements, page F-12

18. Please note the updating requirements of Item 310(g) of Regulation S-B.

The registration statement incorporates current financial statements and disclosure.

Part II

Recent Sales of Unregistered Securities

19. We reissue prior comment 30 of our letter dated February 16, 2006. We refer you to Item 701 of Regulation S-B. Please disclose the information required by 701(a), (b), (c), (d) for all of the securities sold within the past three years without registration. For each transaction, please identify the persons to whom you sold the securities and the value of the shares issued. In addition, please provide the facts relied upon to make the exemptions available.

The disclosure addresses the comment.

Exhibits

20. The consent you provided (exhibit 23) with the current registration statement refers to amendment #1 of your Form SB-2. Please provide a currently dated consent of the independent public accountant that references the proper amendment in your future amendments to the registration statement.

The consent has been revised to address the comment.

21. We note that a form of subscription agreement remains to be filed, if one is to be used.

The company will file a form of subscription agreement in the event that one will be used.

Signatures

22. We reissue comment 35 of our letter dated February 16, 2006. Please include the signatures required by Form SB-2. Specifically, one of the officers must act and sign in the capacity of the principal accounting officer.

The disclosure has been revised to address the comment. Mr. Tom Bontems has signed in the capacity of Chief Financial Officer and Principal Accounting Officer.

34 Act Report Filings

23. We reissue our previous comment 36 in our letter dated February 16, 2006 which refers to comments 102 to 108 of our letter dated November 3, 2005. We note your response that you will amend all 1934 Act reports prior to the effectiveness of this Form SB-2. Please note prior comments 103-105 relate to required certification and your disclosure regarding disclosure controls and procedures. Comment 106 requested amendment of the Form 8-K to provide pre-merger financial statements of the acquired business (see original comment). Please revise the related disclosures in the 34 Act reports according to our comments as we may have additional comments.

The company is in the process of preparing appropriate amendments to the various 34 Act reports.

Any questions regarding the revised filing or this letter should be directed to the Company’s counsel, David M. Rees, of the law firm of Vincent & Rees, LC, 175 East 400 South, Suite 1000, Salt Lake City, Utah 84111, telephone (801) 303-5730.

Sincerely,

Universal Fog, Inc.

By: /s/Tom A. Bontems                                                                                                                                   Tom A. Bontems

Chairman, Chief Executive Officer
and Chief Financial Officer